UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Schedule 14F-1

INFORMATION STATEMENT
PURSUANT TO SECTION 14(f) OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER

CANFIELD MEDICAL SUPPLY, INC.

(Exact name of registrant as specified in its corporate charter)

Commission File No.: 000-55114

Colorado (State or other jurisdiction of incorporation or organization)	34-1720075 (I.R.S. Employer Identification No.)

4120 Boardman-Canfield Road
Canfield, Ohio 44406

(Address of principal executive offices)

(330) 533-1914

 (Registrant’s telephone number, including area code)

Approximate Date of Mailing: April 1, 2020

CANFIELD MEDICAL SUPPLY, INC.

INFORMATION STATEMENT
PURSUANT TO SECTION 14(f) OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER

NOTICE OF CHANGE IN THE MAJORITY OF THE BOARD OF DIRECTORS

MARCH 30, 2020

THIS INFORMATION STATEMENT IS BEING PROVIDED SOLELY FOR INFORMATIONAL PURPOSES AND NOT IN CONNECTION WITH ANY VOTE OF THE STOCKHOLDERS OF CANFIELD MEDICAL SUPPLY, INC.

WE ARE NOT ASKING YOU FOR A PROXY AND YOU ARE NOT REQUIRED TO TAKE ANY ACTION.

Schedule 14f-1

You are urged to read this Information Statement carefully and in its entirety. However, you are not required to take any action in connection with this Information Statement.  References throughout this Information Statement to “Company,” “we,” “us,” and “our” refer to Canfield Medical Supply, Inc.

INTRODUCTION

This Information Statement is being mailed on or about April 1, 2020 to the holders of record at the close of business on March 27, 2020 (the “Record Date”) of the common stock, no par value (the “Common Stock”), of Canfield Medical Supply, Inc., a Colorado corporation, in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated thereunder, in connection with an anticipated change in majority control of the Company’s Board of Directors (the “Board”) other than by a meeting of stockholders. Section 14(f) of the Exchange Act and Rule 14f-1 require the mailing to our stockholders of record the information set forth in this Information Statement at least 10 days prior to the date a change in a majority of our directors occurs (otherwise than at a meeting of our stockholders). Accordingly, the change in a majority of our directors pursuant to the transaction described herein will not occur until at least 10 days following the mailing of this Information Statement.

You are receiving this Information Statement in connection with the expected designation of new members to the Board of Directors of the Company pursuant to a change of control of the Company. On December 31, 2019, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with SBG Acquisition Inc. (“Merger Sub”) a Nevada Corporation and wholly-owned subsidiary of the Company and Splash Beverage Group, Inc. a Nevada corporation (“Splash”) pursuant to which Merger Sub will merge with and into Splash, with Splash being the surviving entity and a wholly-owned subsidiary of the Company (the “Merger”), in exchange for shares of the Company’s common stock. Upon close of the Merger, shareholders of Splash as a group will own on a fully diluted basis approximately 85% of the Company and the current shareholders of the Company as a group own approximately 15% of the Company. A copy of the Merger Agreement is attached as an exhibit to a Current Report on Form 8-K filed by the Company on January 7, 2020.

The change in a majority of our directors is expected to occur as soon as possible after the closing of the Merger, but in any event not earlier than after expiration of the ten-day period from the date of mailing of this Information Statement required under Rule 14f-1. The Company and Splash expect that the closing of the Merger will occur on or about April 3, 2020.

THIS INFORMATION STATEMENT IS REQUIRED BY SECTION 14(F) OF THE SECURITIES EXCHANGE ACT AND RULE 14F-1 PROMULGATED THEREUNDER IN CONNECTION WITH THE APPOINTMENT OF A DIRECTOR DESIGNEE TO THE BOARD. NO ACTION IS REQUIRED BY OUR STOCKHOLDERS IN CONNECTION WITH THE RESIGNATION AND APPOINTMENT OF ANY DIRECTOR.

CHANGE IN MAJORITY OF BOARD OF DIRECTORS

The directors of the Company currently are Amy Joanne Atkinson, John Matthias Lepo , Michael Long, Michael West, and Stephen West, who will each tender their resignations as directors upon the closing of the Merger.

Immediately upon the consummation of the transactions contemplated by the Merger Agreement, three individuals, Peter J. McDonough, Robert Nistico and Justin Yorke, each of whom is a current director of Splash, will become directors of the Company.

The change in the Company’s Board of Directors is expected to occur ten days after transmission of this Information Statement to all holders of record of our common stock.

None of these appointees to our knowledge has been the subject of any bankruptcy petition filed by or against any business of which an appointee was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time, been convicted in a criminal proceeding or been subject to a pending criminal proceeding (excluding traffic violations and other minor offenses), been subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities or been found by a court of competent jurisdiction (in a civil action), the SEC or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.

No action is required by our stockholders in connection with this Information Statement.  However, Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, requires the mailing to our stockholders of the information set forth in this Information Statement at least ten (10) days prior to the date a change in a majority of our directors occurs (otherwise than at a meeting of our stockholders).

VOTING SECURITIES

Our authorized capital stock consists of 5,000,000 shares of preferred stock, no par value per share, of which no shares are issued and outstanding, and 100,000,000 shares of Common Stock, no par value per share, of which 11,813,200 shares of Common Stock are issued and outstanding as of the Record Date.

Holders of our common stock are entitled to one vote for each share on all matters to be voted on by our shareholders. Holders of our common stock have no cumulative voting rights. They are entitled to share ratably in any dividends that may be declared from time to time by the Board of Directors in its discretion from funds legally available for dividends. Holders of our common stock have no preemptive rights to purchase our common stock.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding beneficial ownership of our Common Stock as of the Record Date by (i) each person (or group of affiliated persons) who is known by us to own more than five percent of the outstanding shares of our common stock, (ii) each director, executive officer and director nominee, and (iii) all of our directors, executive officers and director nominees as a group. As of the Record Date, we had a total of 11,813,200 shares of Common Stock issued and outstanding.  Unless indicated below, the persons and entities named in the table have sole voting and sole investment power with respect to all shares beneficially owned, subject to community property laws where applicable.

Name and address	Amount and Nature of Beneficial Ownership		Percentage of Outstanding Shares (1)
5% or greater owners
Director and executive officers

Justin Yorke, Manager WesBev LLC 4 Richland Place Pasadena, California 91103	8,336,000	(1)	71%

Michael J. West 4120 Boardman-Canfield Road Canfield, Ohio 44406	344,000		3%

Stephen H. West 16325 East Dorado Avenue Centennial, Colorado 80015	300,000		2.5%

All directors and executive officers as a group	644,000		5.5%

(1) Based on 11,813,200 shares outstanding on the Record Date. The number of shares of Common Stock owned are those “beneficially owned” as determined under the rules of the Securities and Exchange Commission, including any shares of Common Stock as to which a person has sole or shared voting or investment power and any shares of Common Stock which the person has the right to acquire within sixty (60) days through the exercise of any option, warrant or right. As Manager of WesBev LLC Mr. Yorke may be deemed to control that entity and exercise voting power over the shares owned.

After the Merger

The following table sets forth information regarding expected beneficial ownership of the Company’s capital stock immediately following the closing under the Merger Agreement by (a) each person, or group of affiliated persons, expected by the Company to be the beneficial owner of more than five percent (5%) of any class of the Company’s voting securities; (b) each of the Company’s prospective directors; (c) each of the named prospective executive officers; and (d) all prospective directors and executive officers as a group.

Name and address	Amount and Nature of Beneficial Ownership(1)	Percentage of Outstanding Shares (2)
5% or greater owners
Director and executive officers

Justin Yorke(3)	20,511,066	23.29%
Robert Nistico (4)	4,407,233	5.00%
Peter J. McDonough	68,146	*
Dean Huge(5)	940,416	1.07%
All prospective directors and executive officers as a group (4 individuals)	25,926,861	29.43%

*less than 1.00%

(1) The number of shares of Common Stock owned are those “beneficially owned” as determined under the rules of the Securities and Exchange Commission, including any shares of Common Stock as to which a person has sole or shared voting or investment power and any shares of Common Stock which the person has the right to acquire within sixty (60) days through the exercise of any option, warrant or right.

(2) Based on an expected 88,083,927 shares outstanding immediately following the closing, including (i) 5,927,510 shares underlying warrants to purchase shares of Common Stock; (ii) 96,664 shares underlying debt repurchase warrants to purchase shares of Common Stock; and (iii) 1,424,410 shares underlying options. .

(3) Includes shares owned beneficially or may be deemed to be owned beneficially by Justin Yorke as follows:

(a)	8,336,000 shares of Common Stock held by WesBev LLC. As Manager of WesBev LLC, Mr. Yorke may be deemed to control this entity and exercise voting power over the shares owned;

(b)

Includes (i) 4,194,033 shares; (ii) 35,837 issuable upon the exercise of debt repurchase warrants; and (iii) 485,774 shares upon the exercise of warrants held by JMW Fund, LLC. As Manager of JMW Fund, LLC, Mr. Yorke may be deemed to control this entity and exercise voting power over the shares owned;

(c)

Includes (i) 3,846,436 shares; (ii) 31,733 shares issuable upon the exercise of debt repurchase warrants; and (iii) 438,670 shares issuable upon the exercise of warrants held by San Gabriel Fund, LLC. As Manager of San Gabriel Fund, LLC, Mr. Yorke may be deemed to control this entity and exercise voting power over the shares owned;

(d)

Includes (i) 2,297,476 3 shares; (ii) 17,789 shares issuable upon the exercise of debt repurchase warrants; and (iii) 438,478 shares issuable upon the exercise of warrants held by Richland Fund, LLC. As Manager of Richland Fund, LLC, Mr. Yorke may be deemed to control this entity and exercise voting power over the shares owned;

(e)

Includes (i) 127,840 shares and (ii) 3,835 shares issuable upon the exercise of debt repurchase warrants held by JPM & JWY TRS Justin Yorke. As Manager of JPM & JWY TRS Justin Yorke, Mr. Yorke may be deemed to control this entity and exercise voting power over the shares owned; and

(f)

Includes (i) 249,695 shares and (ii) 7,470 shares issuable upon the exercise of debt repurchase warrants held by JPM & JWY TRS John McGrain. As Manager of JPM & JWY TRS John McGrain, Mr. Yorke may be deemed to control this entity and exercise voting power over the shares owned;

(4) Includes 477,023 shares issuable upon the exercise of options.

(5) Includes 122,663 shares owned directly and with respect to which he has sole voting and investment power; and (i) 613,315 shares and (ii) 204,438 shares issuable upon the exercise of options held by DSH Development Group, Inc., which is beneficially owned by Mr. Huge.

DIRECTORS AND EXECUTIVE OFFICERS

At closing of the proposed Merger, the Company’s Board of Directors will appoint Robert Nistico, Peter J. McDonough and Justin Yorke as new members of the Board, and contemporaneously Matt Lepo. Amy Atkinson, Michael Long, Michael West and Stephen West will tender their resignations as directors of the Company to take effect ten days after transmission of this Information Statement to all holders of record of our common stock.. Additionally, Matt Lepo will resign as the interim Chief Executive Officer and Chief Financial Officer of the Company. Upon effectiveness of such resignations, the new Board of Directors will appoint Robert Nistico as the Company’s President and Chief Executive Officer and Dean Huge as Chief Financial Officer of the Company.

Under the terms of the Merger Agreement, the Board of the Company will consist of five directors one of whom shall be appointed by WesBev LLC, a principal shareholder of the Company,  and three of whom shall qualify as “independent directors” as that term is defined by Nasdaq Corporate Governance Rules, until their successors shall have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Company’s Articles of Incorporation and Bylaws, as the case may be. For purposes of closing the Merger, Splash and the Company have agreed to waive the foregoing provision related to the composition of the Board, and for the Board to have such composition as soon as reasonably practicable after the closing of the Merger.

The following table sets forth certain information regarding the Company’s directors and executive officers prior to and following the Merger:

Directors and officers prior to the Merger

Name	Age	Position(s) with the Company
John Matthias Lepo	78	Director and Interim Chief Executive Officer and Chief Financial Officer
Amy Joanne Atkinson	57	Director
Michael Long	66	Director
Michael J. West	64	Director
Stephen H. West	63	Director

John Matthias Lepo has since 1998 been President of Battersea Capital Inc. offering consulting services to small businesses including corporate finance and advisory functions as well as advising on businesses entering the public markets. Mr. Lepo has a Bachelor of Science in Economics from Saint Mary’s University of Minnesota.

Amy Joanne Atkinson has since 2005 been Fund Manager/Director of Operations of Kirby Enterprise Capital Management, LLC where since 2012 she has managed a special situations fund and coordinates private placements and monitors investment activity. She has been responsible for integrating and updating accounting systems, developing operating procedures, preparing financial reporting, managing quarterly partnership reporting, coordinating private placements and ensuring compliance in all areas. Ms Atkinson attended Colorado State University.

Michael Long has been the chief executive officer of AnyDATA Corporation, from 2017 to the present. AnyDATA Corporation designs and manufactures OBD-2 devices for consumer automotive, commercial fleet and automotive manufacturing markets. From 2013 to 2014 he was vice president of Giant Magellan Telescope Organization (GMTO) a scientific partnership established to build and operate a 25-meter telescope at the Las Campana Observatory in Chile. From 1992 to 2013 he was president and founder of Premier Wireless, Inc. which designed and manufactured wireless communications products for the broadcast, security and military markets. He has since 2012 been a member of the Board of Trustees of Carnegie Institute of Science and received an AB, majoring in physics, from University of Chicago.

Michael J. West co-founded our Company with his wife in September 1992 and served as Vice-President, Secretary and a Director until September 2004 when he became the President and sole Director.   Mr. West received a Bachelor of Arts Degree in Biology from Wittenberg University in 1977. We believe that Mr. Michael West’s 24 years of experience serving as either our President or Vice President enables him to make valuable contributions to our Board of Directors.

Stephen H. West has served as Secretary, Treasurer, CFO and a Director of our company since September 2011.  He is the brother of Michael J. West.  He has been involved in the computer data storage market since 1978.  He spent twenty-two years at Storage Technology Corporation where he held positions as Director of Sales for their telecommunications region, Vice President and General Manager of the Western Region and Vice President of Global Accounts.  He co-founded PeakData Inc., a computer data storage company which focuses on sales and integration of enterprise storage solutions for Fortune 1000 companies in March 2001 and served as its Executive Vice president of Sales until January 2009.  Since January 2009, he has served as Director of Sales of Net Source, a computer storage company. From May 2007 until December 2010 he served as Secretary and a Director of Medical Billing Assistance, Inc. and he continued as a Director until April 2011.  Mr. West graduated from the University of Cincinnati with a BBA in 1978.

Directors and officers following the Merger

Name	Age	Position(s) with the Company
Robert Nistico	55	President and Chief Executive Officer and Director
Dean Huge	64	Chief Financial Officer
Peter J. McDonough	61	Director
Justin Yorke	53	Director

ROBERT NISTICO

Robert Nistico, age 55, serves as Chief Executive Officer and Director of Splash Beverage Group, Inc. since 2012. He also serves as a Strategic Advisor of Transition Capital Partners, Ltd. and is part owner of Viva Beverages, LLC. Prior to Viva Beverages, he was the fifth employee at Red Bull North America, Inc. and served as Vice President of Field Marketing and Sr. Vice President/General Manager. Earlier, he held the brand position of Regional Portfolio V.P and Division Manager for Diageo (formerly I.D.V. / Heublein), General Sales Manager for Republic National Distributing (formerly The Julius Schepps Company) and North Texas State Manager for The E & J Gallo Winery (and a variety of other management positions for those companies). He serves as a Director of Apollo Brands. Mr. Nistico has more than 24 years of experience in the beverage industry, including direct and indirect sales management, strategic brand management and marketing, finance, operations, production and logistics. Mr. Nistico holds a B.A. from the University of Colorado.

DEAN HUGE

Dean Huge, age 64, has served as Chief Financial Officer of Splash Beverage Group, Inc. since June 2017. Prior to that, from May 2013 to May 2017, Mr. Huge was the President of D&H Energy Development, Inc. where he developed a toxic waste processing plant to create electrical energy. With 35 years of experience, Mr. Huge’s career started on Wall Street in the private and public sectors. Mr. Huge has been involved with in depth work in accounting, audits, IPOs, secondary offerings and complex partnership matters. Mr. Huge has assisted companies grow from startup to medium size utilizing a multitude of financing techniques including partnership and project funding as either recourse and non-recourse. He has worked for and with domestic and international investment banks such as BNP Paribas, private equity and investment funds in New York, Hong Kong, Shanghai and Ghana in West Africa. Mr. Huge’s industry experience includes expertise in financial services, manufacturing, distribution and SAAS type programs and he has degrees in Accounting and Finance.

PETER J. MCDONOUGH

Peter McDonough, age 61, has served as Director of Splash Beverage Group, Inc. since 2013. Mr. McDonough currently serves as Chief Executive Officer of Trait Biosciences. Previously he served as a senior executive at Diageo North America for nearly a decade as its President, Chief Marketing & Innovation Officer from 2009 to 2015.

In his diverse career, Mr. McDonough has worked in six different industries and successfully led organizations on three continents. After teaching at The University of Canterbury’s Graduate School of Business in New Zealand, and prior to his time at Diageo, Mr. McDonough was Procter & Gamble’s Vice President of European Marketing overseeing Duracell Batteries and Braun Appliances. Earlier, he served on the MBA faculty teaching marketing strategy at the University of Canterbury’s Graduate School of Commerce in New Zealand. Mr. McDonough served as Procter & Gamble’s Vice President of European Marketing for Duracell Batteries and Braun Appliances. Prior to his overseas roles Mr. McDonough served as Gillette’s head of North American Marketing where he led the brand marketing organization for the company’s flagship Blade/Razor and Personal Care Business. Earlier in his career, he served as Director of North American Marketing at Black & Decker where he was involved in launching the DeWalt Power Tool Company.

Mr. McDonough is an alumnus of Cornell University and holds a Master of Business Administration from the Wharton School of Business. He currently also serves on the Board of Directors of Trait Biosciences, Franklin Templeton’s Benefit Street RFT, The Pi Group, and on the Advisory Boards of Viridian Capital Advisors.  Mr. McDonough previously served on the Boards of not for profit organizations including Effies Worldwide,  The AdCouncil of America and The Children’s Trust Fund of Massachusetts.

JUSTIN YORKE

Justin Yorke, age 53, serves as Director of Splash Beverage Group, Inc. Mr. Yorke has over twenty-five years of experience in finance. While based in Hong Kong for over 10 years, he managed funds for a private Swiss Bank, Darier Henstch & Cie. Prior to that, Mr. Yorke managed funds for Peregrine Investments and Unifund, based in Switzerland. For the past 15 years, he has been a partner in San Gabriel Advisors and is the manager of the San Gabriel Fund, JMW Fund and Richland Fund with assets of approximately $100 million under management. He has a B.A. degree from UCLA.

Family Relationships

Except for Michael J. West and Stephen West who are brothers, there are no family relationships among any of our directors, executive officers or key employees.

CORPORATE GOVERNANCE

Committees of the Board of Directors

Our shares are currently quoted on the OTCQB under the symbol “CNMF.”   We have no separately designated standing audit committee, compensation committee, nominating committee, executive committee or any other committees of our Board of Directors. The functions of those committees are currently undertaken by our Board of Directors.

Our Board of Directors believes that, considering our size, decisions relating to director nominations can be made on a case-by-case basis by all members of the Board of Directors without the formality of a nominating committee or a nominating committee charter. To date, we have not engaged third parties to identify or evaluate or assist in identifying potential nominees, although we reserve the right to do so in the future.

The Board of Directors does not have an express policy with regard to the consideration of any director candidates recommended by stockholders since the Board of Directors believes that it can adequately evaluate any such nominees on a case-by-case basis; however, the Board of Directors will evaluate stockholder recommended candidates under the same criteria as internally generated candidates. Although the Board of Directors does not currently have any formal minimum criteria for nominees, substantial relevant business and industry experience would generally be considered important, as would the ability to attend and prepare for board, committee and stockholder meetings. Any candidate must state in advance his or her willingness and interest in serving on the board of directors.

Meetings of the Board of Directors

Our Board held four meetings during the year ended December 31, 2019 and acted via board consent. We held no annual meeting of stockholders during the year ended December 31, 2019.

Director Independence

The OTCQB imposes no director independence requirements. For purposes of determining director independence, we have applied the definitions set out in NASDAQ Rule 5605(a)(2). The NASDAQ definition of “Independent Director” means a person other than an Executive Officer or employee of the Company or any other individual having a relationship which, in the opinion of the Company’s Board of Directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

Involvement in Certain Legal Proceedings

During the past ten years no current or incoming director, executive officer, promoter or control person of the Company has to its knowledge been involved in any of the following:

(1) A petition under the federal bankruptcy laws or any state insolvency law which was filed by or against, or a receiver, fiscal agent or similar officer was appointed by a court for the business or property of such person, or any partnership in which he was a general partner at or within two years before the time of such filing, or any corporation or business association of which he was an executive officer at or within two years before the time of such filing;

(2) Such person was convicted in a criminal proceeding or is a named subject of a pending criminal proceeding (excluding traffic violations and other minor offenses);

(3) Such person was the subject of any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining him from, or otherwise limiting, the following activities:

i. Acting as a futures commission merchant, introducing broker, commodity trading advisor, commodity pool operator, floor broker, leverage transaction merchant, any other person regulated by the Commodity Futures Trading Commission, or an associated person of any of the foregoing, or as an investment adviser, underwriter, broker or dealer in securities, or as an affiliated person, director or employee of any investment company, bank, savings and loan association or insurance company, or engaging in or continuing any conduct or practice in connection with such activity;

ii. Engaging in any type of business practice; or

iii. Engaging in any activity in connection with the purchase or sale of any security or commodity or in connection with any violation of federal or state securities laws or federal commodities laws;

(4) Such person was the subject of any order, judgment or decree, not subsequently reversed, suspended or vacated, of any federal or state authority barring, suspending or otherwise limiting for more than 60 days the right of such person to engage in any activity described in paragraph (f)(3)(i) of this section, or to be associated with persons engaged in any such activity;

(5) Such person was found by a court of competent jurisdiction in a civil action or by the Commission to have violated any federal or state securities law, and the judgment in such civil action or finding by the Commission has not been subsequently reversed, suspended, or vacated;

(6) Such person was found by a court of competent jurisdiction in a civil action or by the Commodity Futures Trading Commission to have violated any federal commodities law, and the judgment in such civil action or finding by the Commodity Futures Trading Commission has not been subsequently reversed, suspended or vacated;

(7) Such person was the subject of, or a party to, any federal or state judicial or administrative order, judgment, decree, or finding, not subsequently reversed, suspended or vacated, relating to an alleged violation of:

i. Any federal or state securities or commodities law or regulation; or

ii. Any law or regulation respecting financial institutions or insurance companies including, but not limited to, a temporary or permanent injunction, order of disgorgement or restitution, civil money penalty or temporary or permanent cease-and-desist order, or removal or prohibition order; or

iii. Any law or regulation prohibiting mail or wire fraud or fraud in connection with any business entity; or

(8) Such person was the subject of, or a party to, any sanction or order, not subsequently reversed, suspended or vacated, of any self-regulatory organization (as defined in Section 3(a)(26) of the Exchange Act (15 U.S.C. 78c(a)(26))), any registered entity (as defined in Section 1(a)(29) of the Commodity Exchange Act (7 U.S.C. 1(a)(29))), or any equivalent exchange, association, entity or organization that has disciplinary authority over its members or persons associated with a member.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires our directors and executive officers, and persons who beneficially own more than 10% of a registered class of our equity securities, to file reports of beneficial ownership and changes in beneficial ownership of our securities with the SEC on Forms 3 (Initial Statement of Beneficial Ownership), 4 (Statement of Changes of Beneficial Ownership of Securities) and 5 (Annual Statement of Beneficial Ownership of Securities).  Directors, executive officers and beneficial owners of more than 10% of our common stock are required by SEC regulations to furnish us with copies of all Section 16(a) forms that they file.  Based solely on review of the copies of such forms, our executive officers, directors and greater-than-ten percent stockholders complied with Section 16(a) filing requirements applicable to them.

LEGAL PROCEEDINGS

We know of no material, existing or pending legal proceedings against our Company, nor are we involved as a plaintiff in any material proceeding or pending litigation. There are no proceedings in which our current or incoming directors, officers or any affiliates, or any registered or beneficial shareholder, is an adverse party or has a material interest adverse to our interest.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

General

For the years ended December 31, 2019 and 2018 the Company paid Michael West an annual salary of $72,908 and $72,775, respectively for his services as chief executive officer of the Company through his resignation on June 28, 2019. Our chief financial officer was not paid a salary during the prior two fiscal years. Except as noted, as of the filing of this Schedule 14f-1, the Company does not pay its officers and/or directors any salary or consulting fee. The Company does not have any employment agreements with its officers and/or directors.  We do not maintain key-man life insurance for any our executive officers/directors. In November 2019, we granted John Mathias Lepo, our interim chief executive officer and a director, options to purchase 120,000 shares of common stock and also granted options to purchase 45,000 shares of common stock to Michael Long and Amy Atkinson, two of our directors. The options (i) are exercisable as of the date of grant, (ii) have a strike price of $0.55 per share, which was the reported closing bid price per share of the Company’s common stock on the date of grant, and (iii) expire 60 months from the date of grant. We do not have any long-term compensation plans or other stock option plans. There are no stock option, retirement, pension, or profit sharing plans for the benefit of our officers and directors.

Summary Compensation Table

The following table sets forth the compensation paid by the Corporation during the fiscal years ended December 31, 2019 and December 31, 2018, to our officers. This information includes the dollar value of base salaries, bonus awards and number of stock options granted, and certain other compensation, if any. The compensation discussed addresses all compensation awarded to, earned by, or paid to our named executive officers.

Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value & Nonqualified deferred Compensation Earnings ($)	All Other Compensation ($)	Totals ($)
Michael West	2019	$72,908							$72,908
President	2018	72,775							72,775
Steve West	2019
Chief Financial Officer	2018
John Matthias Lepo (1) (2)	2019
Heather Kearns (1)	2019

(1)

Mr. Lepo was appointed to the board of directors of the Company and Ms. Kearns was appointed as interim chief executive officer and interim chief financial officer of the Company in June 2019. Ms Kearns resigned her positions in November 2019 and Mr. Lepo was appointed as successor interim chief executive officer and interim chief financial officer in November 2019.

(2)

As previously disclosed, on November 26, 2019 the Company granted John Matthias Lepo, Interim Chief Executive Officer and Interim Chief Financial Officer, options to purchase 120,000 of our shares. The options (i) are exercisable as of the date of grant, (ii) have a strike price of $0.55 per share, which was the reported closing bid price per share of the Company’s common stock on the date of grant, and (iii) expire 60 months from the date of grant.

The following table sets forth the compensation paid by us to our five directors for the year ending December 31, 2019. This information includes the dollar value of base salaries, bonus awards and number of stock options granted, and certain other compensation, if any. The compensation presented addresses all compensation awarded to, earned by, or paid to our named directors.

Director Compensation Table

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)	Option Awards ($) (1)(2)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value & Nonqualifed Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)

Amy Joanne Atkinson	0	0	$8,910	0	0	0	0
Michael Long	0	0	$8,910	0	0	0	0

(1)  These amounts represent the aggregate grant date fair value of the options as computed in accordance with Financial Accounting Standards Board Accounting Standard Codification Topic 718, Compensation – Stock Compensation.

(2) As previously disclosed, on November 26, 2019 the Company granted Michael Long and Amy Atkinson 45,000 options each. The options (i) are exercisable as of the date of grant, (ii) have a strike price of $0.55 per share, which was the reported closing bid price per share of the Company’s common stock on the date of grant, and (iii) expire 60 months from the date of grant.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Mike West has from time to time loaned the Company funds as needed and as of  mid-December 2019 we owed Mike West the principal amount of approximately $205,000. As of January 14, 2020 we were indebted to WesBev LLC, our principal shareholder, in principal amount of $50,000. Other than the foregoing and except for Mike West and Stephen West who are brothers, there are no other familial or related party relationships or any other related party transactions between the Company and any of the directors or executive officers named above.

Review, Approval and Ratification of Related Party Transactions

We are a smaller reporting company as defined by Rule 12b-2 of the Securities Exchange Act of 1934 and are not required to provide the information under this item.

Stockholders Communications with Directors

Stockholders who want to communicate with members of our Board can write to:

CANFIELD MEDICAL SUPPLY INC.

4120 Boardman-Canfield Road

Canfield, Ohio 44406

Attn: Chief Executive Officer

Telephone: (330) 533-1914

Your letter should indicate that you are a stockholder of our company.  Depending on the subject matter, management will:

● Forward the communication to the Director or Directors to whom it is addressed;

● Attempt to handle the inquiry directly; or

● Not forward the communication if it is primarily commercial in nature or if it relates to an improper or irrelevant topic.

At each Board meeting or through the course of other communication, a member of management presents a summary of all communications received since the last meeting that were not forwarded and makes those communications available to the Directors on request.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy materials we file with the SEC at the SEC’s Public Reference Room at 100 F. Street, N.E., Washington, D.C. 20549.  You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.  The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at http://www.sec.gov.

signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this information statement on Schedule 14f-1 to be signed on its behalf by the undersigned hereunto duly authorized.

CANFIELD MEDICAL SUPPLY, INC.

Dated: March 30, 2020

By:	/s/ J. Matthias Lepo
J.	Matthias Lepo

Chief Executive Officer